DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279

March 31, 2016

VIA ELECTRONIC TRANSMISSION (EDGAR)

William H. Thompson
Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	DTE Energy Company
DTE Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 10, 2016
File No. 1-11607 and 1-2198

Dear Mr. Thompson:

This will confirm our conversation with Robyn Manuel, Staff Accountant, on March 31, 2016 regarding the response of DTE Energy Company (the “Company”) to the comment of the staff of the Securities and Exchange Commission contained in its letter to the Company dated March 31, 2016. As discussed with Ms. Manuel, the Company will submit its response no later than April 28, 2016.

We appreciate your assistance with this matter. Please direct any questions or concerns you may have in this regard to the undersigned at (313) 235-3510.

Very truly yours,

/s/ Donna M. England
Donna M. England
Chief Accounting Officer